

October 29, 2024

Jeremy Barnett
Chief Executive Officer
Rad Technologies Inc.
1501 Lincoln Blvd.
Venice, CA 90291

      Re: Rad Technologies Inc.
          Offering Statement on Form 1-A
          Filed September 27, 2024
          File No. 024-12513

Dear Jeremy Barnett:

      We have reviewed your offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Circular

Offering Circular Cover Page, page 2

1.   Your cover page should clarify the value of the Bonus Shares as part of the total proceeds, including the range of Bonus Shares that may be issued.

Plan of Distribution and Selling Security Holders, page 28

2.   We note your disclosures regarding the Bonus Shares for Certain Investors, including that eligible investors may receive between 5% to 20% in Bonus Shares, "which effectively gives them a discount on their investment." Please explain how the Bonus Shares aspect of the offering will comply with Rule 251(d)(3)(ii) of Regulation A.

3.   We note that Dealmaker Securities LLC, a registered broker-dealer, has been engaged to provide administrative and compliance related services for this offering. You disclose that Dealmaker is not providing underwriting or placement agency services. We note, however, that Dealmaker will receive a commission based on the amount of shares sold in the offering and its platform must be used for investors to receive bonus shares. Further, it is our understanding that Dealmaker Securities LLC will undergo a

    FINRA review for its compensation for participating in the offering pursuant to FINRA Rules 5110(j)(15) and (16). Please explain in greater detail as to how Dealmaker platform functions as a part of this offering and its role in structuring and advising you for your Reg. A offering, and how its platform or website provides exposure to the Reg. A offering. Please provide an explanation as to why Dealmaker would not be considered a statutory underwriter under Section 2(a)(11) of the Securities Act.

4. We note that you will offer Bonus Shares to investors that "reserve" shares through the Dealmaker subscription processing platform prior to qualification. Please clarify in your Q&A section and Summary that such reservations are non-binding. Further, we note that you indicated that you have not provided any solicitation of interest communications in Item 4 of the Part I - Notifications section of your Offering Statement. Please clarify how investors will be solicited to make these advanced reservations to purchase shares of common stock and advise us whether such methods will comply with Rule 255(b) of Regulation A and whether any solicitations of interest will be filed as an exhibit under Item 17(13) of Part II of your Offering Statement.

5. On page 28, we note that you are offering repeat Reg. A investors in this offering an up to a 10% share bonus for subsequent purchases after the initial purchase. Since this bonus offering is only available to repeat purchasers after the initial date of sale and requires a passage of time before investors can qualify for this bonus, it does not appear the offering of these bonus shares will commence within two calendar days after the qualification date of your filing. Given this, those bonus shares do not appear to qualify for the exception to the prohibition against delayed or continuous primary offerings in Rule 251(d)(3)(i)(F) of Regulation A. Please revise your Offering Statement accordingly.

6. Please provide more details of the webinar where investors may receive Bonus Shares if they view the webinar and later subscribe to your offering. For example, please clarify if it is primarily a solicitation for your offering, and if so, if it will comply with Rules 251, 254, and 255 of Regulation A for solicitations of interest or preliminary offering circulars.

Investor Fee, page 30

7. We note that that a 2% Investor Fee is being directly remitted to the Company. Please explain why this amount is not included as part of the offering price and listed as a separate surcharge.

8. If the investor fee is part of the offering price, please clarify that it is included as part of the $75 million offering limitation for Tier 2 offering, any offering that are integrated for those limitations, and the 10% limitation for non-accredited investors in Rule 251(d)(2)(i)(C) of Regulation A. Further, your cover page, summary, use of proceeds, and the risk factor on page 10 should reflect that the Investor Fee is part of the offering price and offering proceeds. Revise any figures as appropriate.

9. Please explain what you mean by "[t]his fee is not considered part of the cost basis of the subscribed Securities and will be remitted directly to the Company."

Subscription Procedures, page 30

10.   We note that your Offering Circular may be used for up to 3 and a half years, and the offering is expected to last for 2 years. Further, your subscriptions will close on a rolling basis and it appears that you have broad discretion to reject subscribers to your offering. Please provide further details as to the timing and criteria for closing each rolling period and rejecting subscribers. For example, clarify whether such closings or rejections must occur within a set period of time. Further, please advise us whether the discretion provided to you to reject subscribers and choose differing rolling closing dates renders your offering a delayed primary offering, generally prohibited under Rule 251(d)(3) of Regulation A.

11.   Your reference that subscription proceeds will be withheld for "processing fees" and a "holdback" for the equivalent to 5% of proceeds for 90 days. Please explain in more detail what these terms mean and the purpose for the holdback.

12.   We note your disclosure that "any investor that will be receiving Bonus Shares will also be required to subscribe to the offering via the Company's website integrating DealMaker's technology or via a separate electronic document signature technology employed by the Company." Please clarify whether all investors are required to register through DealMarker's platform or whether an alternative method is permitted. If so, please clarify if any alternative method is available to all investors or solely at your discretion. Further, clarify how investors are to subscribe for Bonus Shares, as we note the subscription agreement does not appear to notify you as their qualification for Bonus Shares or how much they would be eligible for.

Financial Statements, page F-1

13.   Please update your financial statements to include the June 30, 2024 interim financial statements pursuant to Part F/S(c)(1)(i) of Form 1-A.

General

14.   Throughout your Offering Circular you reference your "proprietary AI technology" that is used in your marketing platform. Please provide a definition of what you consider to be Artificial Intelligence or AI technology and explain how it differs from similar non-AI technology and use of algorithms in traditional software tools. Further, clarify whether your "proprietary AI technology" is dependent on the use of open sourced or third-party licensed AI technology and software and how much of it is internally developed. In addition, add or revise your risk factor disclosure as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson, Esq.